Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 29, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports Earnings from Operations of $7.2 Million in Second Quarter of 2014

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the second quarter ended June 30, 2014 (“Q2 2014”). The comparative period is the second quarter ended June 30, 2013 (“Q2 2013”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the Q2 2014 Management Discussion and Analysis and condensed interim consolidated financial statements for complete information.

“Operations continue to remain strong” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold. “Crusher throughput remains steady and we are continuing to find ways to decrease our costs. Our balance sheet continues to get stronger with over $11 million being added to our cash balance this quarter. We now have cash and cash equivalents as at June 30th of over $56 million. Timmins Gold is well positioned to continue to generate strong free cash flow.”

Q2 2014 HIGHLIGHTS

  Metal revenues were $42.4 million, compared to $35.1 million during Q2 2013. This increase over prior year is primarily due to an increased number of ounces sold. The average London PM Fix price was $1,288 per gold ounce, compared to $1,415 per gold ounce during Q2 2013. The average realized gold price was $1,284 per gold ounce, compared to $1,253 per gold ounce during Q2 2013.

  Earnings from operations were $7.2 million, compared to $3.4 million during Q2 2013. This was mainly due to the increased revenues realized from increased ounces sold and a higher average realized gold price along with $5.5 million impairment charge that was required during the prior year period that was not required during Q2 2014.

  Earnings and total comprehensive income were $3.2 million or $0.02 per share, compared to $1.0 million or $0.01 per share during Q2 2013.

  Cash flows provided by operating activities were $18.7 million, compared to $4.7 million during Q2 2013.

  Cash and cash equivalents at June 30, 2014 were $56.0 million after investing $1.2 million on exploration, $0.8 million on sustaining capex, $1.6 million on expansion programs, $3.1 million on deferred stripping and $0.8 million paying down payables related to prior period capex items. Cash and cash equivalents at June 30, 2013 were $14.4 million after investing $5.0 million in exploration, $1.1 million on sustaining capex, $5.9 million on plant expansion and $5.0 million on deferred stripping.

  The Company produced 32,932 ounces of gold and sold 33,000 ounces of gold, compared to 28,024 and 28,024, respectively, during Q2 2013. This change over prior year is due to increased throughput and crushing capacity. A record average crushing rate for the quarter of 24,003 tonnes per day was achieved.

  The Company’s cash cost per ounce on a by-product basis was $730 (all-in sustaining cash cost per ounce on a by-product basis - $928), compared to $705 (all-in sustaining cash cost per ounce on a by- product basis - $855) during Q2 2013. The increase in cash costs was primarily driven by lower grades realized in Q2 2014 of 0.65 grams of gold per tonne (“g/t Au”), compared to the Q2 2013 0.81 g/t Au. All-in sustaining cash cost per ounce on a by-product basis was also impacted by increased corporate and administrative expenses of $61 per ounce on a by-product basis related to the shareholder proxy contest announced during Q2 2014.

  Timmins Gold is committed to the safety, health and well-being of its workers and families. The Company’s goal is to continue with its zero-incident work environment and strong culture of safety.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Q2 2014	Q2 2013
Gold sold (oz)	33,000	28,024
Silver sold (oz)	23,493	16,124
Metal revenues	$42,383	$35,123
Production costs, excluding depreciation and depletion	$24,517	$20,020
Earnings from operations	$7,246	$3,382
Earnings	$3,216	$972
Earnings per share, basic and diluted	$0.02	$0.01
Cash flows from operations	$18,702	$4,678
Total cash and cash equivalents, end of period	$56,019	$14,362
Total assets, end of period	$297,106	$248,021
Total cash costs per gold ounce on a by-product basis	$730	$705
All-in sustaining cash cost per ounce gold	$928	$855
Average realized gold price per gold ounce	$1,284	$1,253

Reminder of Q2 2014 results conference call:

The Company’s senior management will host a conference call Tuesday July 29, 2014 at 11am (ET) to discuss Q2 2014. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 108149 or by following this link:
https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=148547

After entering your information, you will be given a passcode and pin that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until August 5, 2014, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 1081499. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.